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JOSHUA KATZ joshua.katz@dechert.com +1 617 728 7136 Direct +1 617 275 8409 Fax

March 23, 2016

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-03920 and 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Lisa Zeises and me on Wednesday, March 9, 2016, with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 120 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 71, each filed on February 9, 2016.  On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  Unless otherwise noted, each comment and response applies to each Post-Effective Amendment.  To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Post-Effective Amendments.  References herein to a “Registrant” refer to the applicable Registrant, as the context requires.

1.                                      Comment:            Please provide supplementally a completed Annual Fund Operating Expenses table, Expense Example, and Performance tables for each Fund.

Response:                                        The Registrants do not believe that filing the Annual Fund Operating Expenses table, Expense Example, and Performance tables for each Fund separately as part of this correspondence is required by Rule 485 under the Securities Act of 1933, as amended.  Further, the Registrants understand that doing so would be costly in light of the number of Funds in the filing and the corresponding number of pages that would need to be excerpted from the draft Rule 485(b) filing and then re-EDGARized as part of this correspondence.  However, the Registrants understand that the Staff wishes to be provided with this information prior to the Rule 485(b) filing.  Therefore, in an effort to be responsive to the request without incurring unnecessary expense, Dechert LLP or the Registrants intend to send you an email with the relevant Prospectus pages attached in PDF form prior to making the Rule 485(b) filing.

2.                                      Comment:            With respect to the Capital Appreciation HLS Fund, please confirm supplementally whether the individuals disclosed as portfolio managers of the Fund are primarily responsible for the day-to-day management of the Fund’s portfolio or consider updating the Prospectus to include information for the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio.

Response:                                        The Registrant will revise the disclosure consistent with this comment.

3.                                      Comment:            With respect to the Disciplined Equity HLS Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may “may invest in a broad range of market capitalizations.”  Accordingly, please consider including “Mid Cap and Small Cap Securities Risk” in the Principal Risks section of the Prospectus.

Response:                                        The Registrant does not consider investments in mid- and small-capitalization issuers to rise to the level of a principal investment strategy of the Fund on their own, although such investments may be used in connection with a principal investment strategy.  The Registrant notes that the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund’s investment strategy has a “focus on large capitalization companies with market capitalizations similar to those of companies in the S&P 500 Index.” The Registrant also notes that “Mid Cap and Small Cap Securities Risk” is disclosed as an additional risk of the Fund. For these reasons, the Registrant respectfully declines to make the proposed change.

4.                                      Comment:            With respect to the Global Growth HLS Fund’s Annual Fund Operating Expenses table, please confirm that the acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets.

Response:                                        The Registrant confirms that the Fund’s acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year.

5.                                      Comment:            With respect to the Growth Opportunities HLS Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund “invests primarily in a diversified portfolio of common stocks covering a broad range of industries, companies and market capitalizations.”  Accordingly, please consider including “Small Cap Securities Risk” in the Principal Risks section of the Prospectus.

Response:                                        The Registrant does not consider investments in small-capitalization issuers to rise to the level of a principal investment strategy of the Fund on their own, although such investments may be used in connection with a principal investment strategy.  The Registrant notes that the Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund’s investment strategy has a “focus on mid to large capitalization stocks.” The Registrant also notes that “Small Cap Securities Risk” is disclosed as an additional risk of the Fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

6.                                      Comment:            With respect to the High Yield HLS Fund, the “Principal Investment Strategy” section indicates that “[t]he Fund may make use of derivatives investments, including futures and options, swap transactions, forwards and foreign currency transactions.”  Please consider that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:                                        The Registrant is aware of and has reviewed the ICI Letter.  The Registrant believes that the disclosure regarding the Fund’s use of derivatives adequately describes how such derivatives are expected to be used in connection with the Fund’s principal investment strategy, and adequately describes the risks associated with these instruments.

7.                                      Comment:            With respect to the High Yield HLS Fund, please review the SEC’s Division of Investment Management Guidance Update No. 2014-01 titled “Risk Management in Changing Fixed Income Market Conditions” (the “Fixed Income

Guidance”) and assess the adequacy of the Fund’s disclosure in light of any additional risks due to recent events in the fixed income markets and the potential impact of rising interest rates, periods of volatility and increased redemptions.

Response:                                        The Registrant has reviewed the Fixed Income Guidance and believes that the Fund’s current disclosure is adequate. The Registrant notes that it has made enhancements to its disclosure designed to address the issues outlined in the Fixed Income Guidance in connection with this annual update.

8.                                      Comment:            With respect to the High Yield HLS Fund, the Staff notes that “Rule 144A Securities Risk” is a principal risk of the Fund.  Accordingly, please revise the Principal Investment Strategy section of the Fund’s Prospectus to indicate that that the Fund may invest in Rule 144A Securities.

Response:                                        The Registrant will revise the disclosure consistent with this comment.

9.                                      Comment:            With respect to the Principal Investment Strategy section for the U.S. Government Securities HLS Fund, please include a discussion of the duration and maturity of the fixed-income securities in which the Fund may invest.  If the Fund may invest in fixed-income securities of any duration or maturity, please revise the Principal Investment Strategy section to indicate as such.

Response:                                        The Registrant will revise the disclosure consistent with this comment.

10.                               Comment:            With respect to the Value HLS Fund, the Principal Investment Strategy section of the Fund’s Prospectus indicates that the  “Fund invests at least 80% of its assets in equity securities of companies with market capitalizations above $2 billion.” Accordingly, please consider including “Mid-Cap Securities Risk” in the Main Risks section of the Prospectus.

Response:                                        The Registrant does not consider investments in mid-capitalization issuers to rise to the level of a principal investment strategy of the Fund on their own, although such investments may be used in connection with a principal investment strategy.  The Registrant notes that “Mid Cap and Small Cap Securities Risk” is disclosed as an additional risk of the Fund.  The Registrant will revise the Principal Investment Strategy section to indicate that the Fund tends to focus on equity securities of companies with large market capitalizations.

Sincerely,

/s/ Joshua M. Katz

Joshua M. Katz

cc:                  Alice A. Pellegrino

Lisa D. Zeises
John V. O’Hanlon

Corey F. Rose